Exhibit 99.1

Aeterna Zentaris Inc.
315 Sigma Drive, Ste 302D
Charleston, SC 29486
www.aezsinc.com
Press Release
For immediate release

Aeterna Zentaris Reports Second Quarter 2016 Financial and Operating Results
Near-Term Major Inflection Point Approaching with Expected Completion of two Pivotal Phase 3 Programs in 2016
All $ amounts are in US Dollars
Key developments

•	Product development programs on track towards FDA submission in 2017

◦	Zoptrex™ (zoptarelin doxorubicin) pivotal Phase 3 clinical program remains on track for completion in 2016

◦	Macrilen™ (macimorelin) confirmatory Phase 3 Trial for the evaluation of AGHD also remains on track for completion in 2016

•	Zoptrex™ out-licensing activity successfully continues

◦	Zoptrex™ licensee in China and related territories, Sinopharm A-Think Pharmaceuticals Co., Ltd., filed IND with Chinese FDA on June 14, 2016, and expects to commence clinical program in H1 of 2017

◦	License, Tech Transfer and Supply Agreements concluded with affiliates of Orient EuroPharma Co., Ltd, for Taiwan and southeast Asia on July 1, 2016

◦	License and Supply Agreements concluded with Rafa Laboratories Ltd. for Israel and the Palestinian territory on July 31, 2016

•	Financial condition as anticipated

◦	$26.2 million unrestricted cash and cash equivalents at Quarter end

◦	9,939,863 Common Shares outstanding at Quarter end

Charleston, SC, August 9, 2016 - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”), a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health, today reported financial and operating results for the second quarter ended June 30, 2016.
Commenting on recent key developments, David A. Dodd, President and Chief Executive Officer of the Company, stated, “After the end of Q2, we concluded two important out-license agreements for Zoptrex™, confirming the market’s interest in our lead oncology compound, Zoptrex™ (zoptarelin doxorubicin). Zoptrex™ is a novel synthetic peptide carrier linked to doxorubicin as a New Chemical Entity (NCE). Based on recent information regarding the survival of patients in the Phase 3 clinical trial of Zoptrex™, we expect to complete the trial by year-end. If the results of the trial warrant doing so, we intend to file a new drug application for Zoptrex™ in the first half of 2017.
Mr. Dodd continued his commentary with an update on the development of Macrilen™ (macimorelin), We are pleased to announce that we should complete enrollment in our confirmatory Phase 3 study of Macrilen™ for the evaluation of adult growth hormone deficiency by the end of August. As a result, we are very confident that the study of Macrilen™ will be concluded in 2016. If our expectations for completion of the confirmatory Phase 3 study are realized and if the top-line results indicate that the product attained the primary endpoint of the Phase 3 study, we expect to file an NDA for Macrilen™ during the first half of 2017. Since the regulatory review period for the Macrilen™ confirmatory study is six months, we could begin commercializing the product late in 2017.”

Second Quarter 2016 Financial Highlights
R&D costs were $3.7 million for the three-month period ended June 30, 2016 and $7.4 million for the six-month period then ended, compared to $4.5 million and $8.9 million, respectively, for the three-month and six-month periods ended June 30, 2015. The decrease for the three-month and six-month periods ended June 30, 2016, as compared to the same period in 2015, is mainly attributable to lower comparative third-party costs. Third-party costs attributable to Zoptrex™ decreased considerably during the three-month and six-month periods ended June 30, 2016, as compared to the same periods in 2015, mainly due to the fact that dosing of patients in the ZoptEC trial was completed in February 2016. This is consistent with our expectations as we are approaching the end of the clinical trials. In addition, during 2015, we started the confirmatory Phase 3 clinical trial of Macrilen™, which explains the increase in costs for this product candidate. The overall decrease in R&D costs is also explained by lower employee compensation and benefits costs, lower facilities rent and maintenance as well as lower other costs. A substantial portion of this decrease is due to the realization of cost savings in connection with our effort to streamline our R&D activities and to increase our commercial operations and flexibility by reducing our R&D staff, which was started in 2014, and for which a provision was recorded in the third quarter of 2014.
G&A expenses were $1.9 million for the three-month period ended June 30, 2016, and $3.8 million for the six-month period then ended, compared to $2.0 million and $5.4 million, respectively, for the three-month and six-month periods ended June 30, 2015. The comparative decrease for the six-month period is mainly attributable to the recording, in the prior year quarter, of certain transaction costs allocated to warrants in connection with the completion of the March 2015 Offering.
Selling expenses were $1.7 million for the three-month period ended June 30, 2016 and $3.4 million for the six-month period then ended, essentially unchanged as compared to the three-month and six-month periods ended June 30, 2015. The selling expenses for the three- and six-month periods ended June 30, 2016 and 2015 represent the costs of our contracted sales force related to the co-promotion activities as well as our internal sales management team. Those activities were launched during the fourth quarter of 2014.
Net loss for the three-month and six-month periods ended June 30, 2016 were $7.0 million and $10.7 million, respectively, or $0.71 and $1.08, respectively, both per basic and diluted share. During the same three-month and six-month periods in 2015, our net loss was $15.1 million and $24.8 million, respectively, or $13.65 and $27.22, respectively, per basic and diluted share for the same period in 2015. The decrease in net loss for the three-month and six- month periods ended June 30, 2016, as compared to the same periods in 2015, is due largely to lower operating expenses and higher comparative net finance income.
Cash and cash equivalents were approximately $26.2 million as at June 30, 2016, compared to approximately $33.0 million as at March 31, 2016.
Conference Call & Webcast
The Company will host a conference call and live webcast to discuss these results on Wednesday, August 10, 2016, at 8:30 a.m., Eastern Time. Participants may access the live webcast via the Company's website at www.aezsinc.com, or by telephone using the following number: 201-689-8029, Confirmation #13640170. A replay of the webcast will also be available on the Company’s website for a period of 30 days.
About Aeterna Zentaris Inc.
Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health. We are engaged in drug development activities and in the promotion of products for others. We are now conducting Phase 3 studies of two internally developed compounds. The focus of our business development efforts is the acquisition or license of products that are relevant to our therapeutic areas of focus. We also intend to license out certain commercial rights of internally developed products to licensees in territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products. For more information, visit www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the US Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects and clinical trials, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the rejection or non-acceptance of any new drug application by one or more regulatory authorities and, more generally, uncertainties related to the regulatory process, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the degree of market acceptance once our products are approved for commercialization, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, the ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except if required to do so.

Contact
Philip A. Theodore
Senior Vice President
IR@aezsinc.com
843-900-3211

Attachment: Financial summary

Condensed Interim Consolidated Statements of Comprehensive Loss Information
(in thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
(Unaudited)	2016	2015	2016	2015
	$	$	$	$
Revenues
Sales Commission and Other	33	81	214	81
License fees	63	116	124	189
	96	197	338	270
Operating expenses
Research and development costs	3,707	4,476	7,364	8,941
General and administrative expenses	1,865	2,001	3,759	5,445
Selling expenses	1,708	1,709	3,390	3,409
	7,280	8,186	14,513	17,795
Loss from operations	(7,184)	(7,989)	(14,175)	(17,525)
(Loss) gain due to changes in foreign currency exchange rates	(78)	389	390	(1,085)
Change in fair value of warrant liability	190	(7,603)	2,995	(6,413)
Other finance income	64	55	106	239
Net finance income (costs)	176	(7,159)	3,491	(7,259)
Net loss from continuing operations	(7,008)	(15,148)	(10,684)	(24,784)
Net income (loss) from discontinued operations	—	49	—	(51)
Net loss	(7,008)	(15,099)	(10,684)	(24,835)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	230	(494)	(239)	1,281
Items that will not be reclassified to profit or loss:
Actuarial (loss) gain on defined benefit plans	(797)	2,261	(2,222)	960
Comprehensive loss	(7,575)	(13,332)	(13,145)	(22,594)
Net loss per share (basic and diluted) from continuing operations	(0.71)	(13.69)	(1.08)	(27.16)
Net income (loss) per share from discontinued operations	—	0.04	—	(0.06)
Net loss per share (basic and diluted)	(0.71)	(13.65)	(1.08)	(27.22)
Weighted average number of shares:
Basic	9,936,541	1,106,399	9,932,641	912,545
Diluted	9,936,541	1,106,399	9,932,641	912,545

Consolidated Interim Consolidated Statement of Financial Position Information
(in thousands)

	As at June 30,	As at December 31,
(Unaudited)	2016	2015
	$	$
Cash and cash equivalents[1]	26,169	41,450
Trade and other receivables and other current assets	1,371	944
Restricted cash equivalents	261	255
Property, plant and equipment	236	256
Other non-current assets	9,030	8,593
Total assets	37,067	51,498
Payables and other current liabilities[2]	3,764	4,770
Current portion of deferred revenues	249	244
Warrant liability (current and non-current portions)	7,896	10,891
Non-financial non-current liabilities[3]	16,107	13,978
Total liabilities	28,016	29,883
Shareholders' equity	9,051	21,615
Total liabilities and shareholders' equity	37,067	51,498
_________________________
1 Approximately $2.3 and $1.5 million were denominated in EUR as of June 30, 2016 and December 31, 2015, respectively and approximately$4.7 and $4.4 million were denominated in Canadian dollars as of June 30, 2016 and December 31, 2015, respectively.

[2]	Approximately $0.1 and $0.6 million related to our provision for restructuring as at June 30, 2016 and December 31, 2015, respectively.
3 Comprised mainly of employee future benefits, provisions for onerous contracts and non-current portion of deferred revenues.

5